September 21, 2018

Division of Corporation Finance

Office of Information Technologies and Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Responses to the Securities and Exchange Commission
Staff Comments dated September 18, 2018, regarding
Amesite Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed September 7, 2018
File No. 333-226174

Dear Sir/Madam:

This letter responds to the staff’s comments set forth in the September 18, 2018 letter regarding the above-referenced Amendment No. 2 to the Registration Statement on Form S-1. We are concurrently submitting via EDGAR this letter and Amendment No.3 to the Registration Statement on Form S-1 (the “Amendment”). For your convenience, the staff’s comments are included below and we have numbered our responses accordingly.

In some of the responses, we have agreed to change or supplement the disclosures in future filings. We are doing so in the spirit of cooperation with the staff of the Securities and Exchange Commission (the “Staff”), and not because we believe our prior filing is materially deficient or inaccurate. Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient. We have also indicated in some responses that we believe no change in disclosure is appropriate, and have explained why.

Our responses are as follows:

Amendment No. 2 to Registration Statement on Form S-1

Description of Our Business

Our Proprietary Technology, page 20

Staff Comment No. 1.

Your revised disclosure in response to prior comment 2 indicates that you have not yet decided which type of blockchain that you will incorporate into your platform. Nonetheless, please briefly discuss the material advantages and disadvantages of a public blockchain versus a private blockchain in the context of your intended business, including any anticipated risks and challenges with regard to revenues, operating expenses, or capital expenditures. Further, given your revised disclosure that you have not yet identified a third-party provider of public or private blockchain solutions, please clarify whether you have internally begun to design or develop blockchain technology in your discussion of plan of operations on page 27. In this regard, we note your disclosure on page 21 that you have at least one pending U.S. patent application covering blockchain technology.

September 21, 2018

Amesite Inc.’s Response:

We acknowledge the Staff’s comment and respectfully advise the Staff that we have revised the risk factor disclosure on page 14 of the Amendment to include additional risk factors related to our potential use of private or public blockchain. We have also included additional disclosure on page 21 of the Amendment outlining the material advantages and disadvantages of private and public blockchain as it relates to our business. In addition, we have updated the disclosure on page 27 of the Amendment to clearly indicate that we are not currently developing or designing our own blockchain.

* * * * *

Thank you for your review of the filing. If you should have any questions regarding the response letter, please do not hesitate to contact the undersigned at ams@amesite.com, or Anthony W. Epps of Dorsey & Whitney LLP at (303) 352-1109.

Sincerely,
Amesite Inc.

/s/ Ann Marie Sastry
Ann Marie Sastry, Ph.D
Chief Executive Officer

cc:	Anthony W. Epps, Dorsey & Whitney LLP